FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2003


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG GROUP PLC
2003 SECOND QUARTER AND HALF YEAR RESULTS
--------------------------------------------------------------------

"BG  has  produced  strong  financial   results  and  sustained  its  record  of
outstanding project delivery."

                                                  Sir Richard Giordano, Chairman


                                   HIGHLIGHTS

    Second Quarter                                                           Half Year
    2003      2002                               Results excluding        2003       2002
    GBPm      GBPm                               exceptional items*       GBPm       GBPm

     891       660              +35%             Turnover                1,669      1,294          +29%

     299       216              +38%             Total operating           617        436          +42%
                                                 profit

     160        55             +191%             Earnings (i)              339        188          +80%

    4.5p      1.6p             +181%             Earnings per share       9.6p       5.3p          +81%
                                                 (i)

   1.60p     1.55p               +3%             Interim dividend per    1.60p      1.55p           +3%
                                                 share


 i) Earnings incorporate the effect of the North Sea tax surcharge which was introduced in the second quarter of 2002. In 2002, this includes the GBP51 million effect of the change in rate of opening deferred tax balances.
     ---------------------------------------------------------------------------
 - Earnings were up 191% for the quarter and 80% for the half year. Earnings would have increased 38% and 42% respectively, excluding the one-off effects of last year's North Sea tax surcharge.

 - Total operating profit was up 38% for the quarter and 42% for the half year. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased 28% and 23% respectively.

 -   E&P production volumes grew by 13% to 39.1 mmboe for the quarter.

 -   First oil for export via CPC produced from Karachaganak field.

 -   Entire output of Egyptian LNG Train 2 sold to BG.

 -   Government of Trinidad and Tobago approved plans for Atlantic LNG Train 4.

 -   Established joint venture with Enel at Brindisi LNG in Italy.

 -   Memorandum of Agreement signed for Barca Power project in Tunisia.

 -   70% exploration and appraisal success rate in the year to date.

* For details of exceptional items see the consolidated profit and loss account and note 2 of the Interim Accounts.


                                 BUSINESS REVIEW

The  results   discussed  in  this  Business  Review  relate  to  BG's  Business
Performance. For the impact and a description of exceptional items see the consolidated profit and loss account and note 2 of the Interim Accounts.



                                  GROUP RESULTS

  Second Quarter                                                            Half Year
 2003         2002                                                      2003         2002
 GBPm         GBPm                                                      GBPm         GBPm

  891          660            +35%           Turnover                  1,669        1,294         +29%

  223          178            +25%           Exploration and             487          353         +38%
                                             Production
   21            -               -           Liquefied Natural Gas        31            4        +675%
   31           17            +82%           Transmission and             44           21        +110%
                                             Distribution
   29           29               -           Power Generation             66           65          +2%
   (5)          (8)           +38%           Other activities            (11)          (7)        -57%
 -----        -----                                                   -------      -------
  299          216            +38%           Total operating profit      617          436         +42%

  (20)         (19)            +5%           Net interest                (42)         (39)         +8%
 (112)        (140)           -20%           Tax                        (230)        (209)        +10%
  160           55           +191%           Earnings                    339          188         +80%
 4.5p         1.6p           +181%           Earnings per share         9.6p         5.3p         +81%

  267          382            -30%           Capital investment          496          889         -44%



                                 Second quarter

BG delivered strong results for the quarter with a 38% increase in total operating profit. This reflected the continued strength of E&P volume growth (13%), higher upstream prices and strong performances from the LNG and T&D segments. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 28%.

The net interest charge remained in line with 2002 (see note 4). The tax charge was based on an effective rate of 40%, whilst the 2002 tax charge included GBP51 million relating to opening deferred tax balances arising from the North Sea tax surcharge.

Excluding the impact of the North Sea tax surcharge earnings would have risen by 38%.


                                    Half year

Total operating profit increased by 42% reflecting improved performances across all operating segments. T&D's profit more than doubled to GBP44 million and Power Generation was in line with 2002 at GBP66 million. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 23%.

The net interest charge increased by GBP3 million (see note 4). The tax charge was based on an effective rate of 40%.

The Directors have declared an interim dividend of 1.6 pence per share.

Capital investment of GBP496 million was concentrated in the E&P and LNG segments and enabled significant progress to be made on project delivery. The expenditure was lower than 2002 as the prior year included the acquisition of our Indian E&P assets (GBP247 million).

Significant progress has been made with the Atlantic Basin strategy. Construction of Egyptian LNG has been advanced and production capability in both Egypt and Trinidad has been enhanced. Accordingly, the five year capital investment programme, which runs to the end of this year, is now expected to be GBP5.7 billion compared with the previous plan of GBP5.6 billion.

Cash inflow from operating activities increased by GBP204 million reflecting the increase in operating profit. As at 30 June 2003 net borrowings were GBP1,038 million and gearing was 21.8% (1 January 2003 23.0%). Net borrowings included non-recourse borrowings of GBP395 million, of which GBP271 million was attributable to MetroGAS.


                           EXPLORATION AND PRODUCTION

       Second Quarter                                                        Half Year
    2003          2002                                                   2003         2002
    GBPm          GBPm                                                   GBPm         GBPm
    39.1          34.6          +13%          Production volumes         76.3         66.9         +14%
                                              (mmboe)
     423           389           +9%          Turnover                    881          760         +16%
     223           178          +25%          Total operating profit      487          353         +38%

GBP15.95      GBP17.17           -7%          Average realised oil   GBP18.28     GBP16.09         +14%
 ($25.58)      ($24.64)          +4%          price per barrel        ($29.35)     ($23.15)        +27%

  14.86p        13.86p           +7%          Average realised gas     15.03p       14.75p          +2%
                                              price per produced
                                              therm

 GBP0.92       GBP0.99           -7%          Lifting costs per boe   GBP0.96      GBP0.98          -2%
  ($1.48)       ($1.42)          +4%                                   ($1.54)      ($1.42)         +8%

 GBP1.85       GBP2.08          -11%          Operating expenditure   GBP1.87      GBP2.03          -8%
  ($2.97)       ($2.99)          -1%          per boe                  ($3.00)      ($2.93)         +2%



Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance. Additional Operating and Financial Data is given below.


                                 Second quarter

Production increased by 13% (4.5 mmboe) with new production from the Juno fields in the Easington Catchment Area (ECA - UK), Scarab Saffron (Egypt) and the North Coast Marine Area (NCMA - Trinidad), together with increased production from some existing fields.

Turnover and operating profit were up 9% and 25% respectively, as the impact of volume growth and higher prices were partially offset by higher well write-off charges and adverse exchange rate movements. At constant prices and US$/UKGBP exchange rates, operating profit would have increased by 12%.

The exploration charge of GBP23 million was GBP7 million higher as a result of two well write-offs in the quarter, partially offset by lower geological and geophysical costs reflecting the phasing of the 2003 exploration programme.

Capital investment of GBP167 million (2002 GBP318 million) was primarily related to continuing investment in Kazakhstan, Miskar (Tunisia), West Delta Deep Marine (WDDM - Egypt) and the ECA.


                                    Half year

Production rose by 14% (9.4 mmboe), reflecting new production from the Juno fields and a full six months contribution from the Jade field (UK) and the Panna/Mukta and Tapti fields (India), together with production from the start-up phases of Scarab Saffron and NCMA. The GBP121 million increase in turnover reflected the impact of this higher production and higher prices, partially offset by adverse exchange rate movements.

Operating profit rose by 38%. At constant prices and US$/UKGBP exchange rates, operating profit would have increased by 14%.

For the half year, reported unit operating expenditure increase by 7 US cents mainly due to the effect of translating UK costs at a higher US$ exchange rate.


                       Second quarter business highlights

On 15 July, BG and its partner companies in the Karachaganak oil and gas condensate field in North West Kazakhstan announced that first oil had been produced from the new Phase 2 field facilities for export through the Caspian Pipeline Consortium (CPC) pipeline to world markets. First sales of oil to world markets from the Black Sea port of Novorossiysk are expected, as planned, by the end of the third quarter of 2003.

The Memorandum of Agreement BG signed with the Tunisian Government for the proposed Barca Power project (for details see Power section below), also provided for BG to renew its Ulysse permit which contains gas prospects.

In Egypt, consequent on the sale of ELNG Train 2 output to BG Gas Marketing and Trading (BGGM) (for details see LNG section below), the EPIC contract option for the development of the Sapphire field in Egypt was excercised on 21 July. On 17 June, BG and partners in the Rosetta Concession, offshore the Nile Delta, announced a gas discovery in a new field, Rashid North. The exploration well was suspended as a future production well and this marks the end of the exploration programme in the Rosetta Concession. BG and partners have applied to the Egyptian General Petroleum Company for a Development Lease for this new discovery and approval is expected later this year.

The Margarita-X1 well in Bolivia, was successfully side-tracked and completed on 25 May. During testing the development well produced gas at a gross rate of 36 mmscfd and condensate at 1,330 bopd. The test rates were choke constrained and higher rates are expected once the well is brought on-stream, as part of the Margarita Early Production Scheme.

On 4 July, BG and partners announced a gas discovery in the North Sea, close to the high pressure-high temperature Elgin/Franklin fields. The new discovery, West Franklin, will be tied back to the Franklin facilities to extend the field's current production life.

Four exploration and appraisal wells have completed drilling and been evaluated since BG's first quarter results, with a year to date success rate of 70%. Successful wells were drilled in Trinidad and Egypt.


                              LIQUEFIED NATURAL GAS

       Second Quarter                                                        Half Year
    2003           2002                                                  2003          2002
    GBPm           GBPm                                                  GBPm          GBPm
     264             86          +207%          Turnover                  397           125       +218%

                                                Total operating
                                                profit
       8             (3)             -          Shipping and               10            (1)          -
                                                marketing
      14              7          +100%          Atlantic LNG               28            13       +115%
      (1)            (4)          +75%          Other including            (7)           (8)       +13%
                                                business
                                                development
 --------        -------                                               -------       -------
      21              -              -                                     31             4       +675%

      78             13          +500%          Capital investment        119            30       +297%



                                 Second quarter

The GBP178 million increase in turnover reflects the growth of the LNG shipping and marketing business.

Total operating profit was GBP21 million higher. Shipping and marketing profit of GBP8 million was GBP11 million higher reflecting the increase in the volume of LNG through the Lake Charles business. Operating profit from Atlantic LNG
(ALNG) was up GBP7 million due to the addition of the ALNG expansion trains and higher US gas prices.

The reduction in business development expenditure reflects the commencement of the capitalisation of costs in respect of the Brindisi LNG project in Italy.

Capital investment in the quarter related primarily to ALNG Trains 3 and 4 and ELNG Trains 1 and 2.


                                    Half year

The GBP272 million increase in turnover reflects the growth of the LNG shipping and marketing business.

Total operating profit was GBP27 million higher reflecting the volume increase in the shipping and marketing business at Lake Charles and a higher contribution from ALNG, partially offset by lower shipping charter rates and the dry docking of two LNG ships.


                       Second quarter business highlights

On 2 July, BG and its partners in the WDDM concession agreed the principal terms of two LNG Sale and Purchase Agreements (SPA) for the sale of the entire 3.6 mtpa output of ELNG Train 2 to BGGM, a wholly-owned subsidiary. The first SPA provides for the supply to BGGM of LNG that is destined for delivery to the Lake Charles import terminal in Louisiana, USA. This SPA will initially cover the entire Train 2 output but will provide for certain volumes to be switched to the proposed Brindisi LNG importation terminal when it enters commercial operations. The second SPA is for volumes of LNG to be shipped to Brindisi, with this supply expected to commence approximately one year after ELNG Train 2 commercial operations start. BG and its ELNG Train 2 partners have awarded the EPC contract for the construction of Train 2 facilities. The significant progress made on the Atlantic Basin strategy has enabled the construction of ELNG Train 2 to be advanced.

On 21 May, Lake Charles Express, LLC (LCE), a wholly-owned subsidiary, announced an 'open season' to seek third party interest in a proposed new US$60 million pipeline in Southern Louisiana. The 40 mile pipeline is planned to link the Lake Charles LNG import terminal to East Coast markets via interconnecting pipelines. BG LNG Services, LLC (BGLS), a wholly-owned subsidiary, was the sole bidder and bid for the total 1.2 bcf capacity. BGLS will submit a formal application to the Federal Regulatory Commission (FERC) in the third quarter of 2003.

On 24 June, BG completed the sale of 50% of the proposed 6 mpta Brindisi LNG project to Enel. BG and Enel will share 80% reserved capacity in the terminal, with the remaining 20% subject to regulated third party access. In addition the companies signed a project development and shareholders agreement to govern the joint development of the proposed terminal. It is intended that Brindisi LNG will be developed using a fixed price, lump sum turnkey EPC contract and will be project financed. Front End Engineering and Design work began in mid-June, construction is expected to start in early 2004 and the project is expected to be operational by mid 2007.

On 16 June, BG and its partners in ALNG received approval from the Government of Trinidad and Tobago to develop a fourth Train. Associated agreements, including the approval of the upstream development, required for the project are being progressed. The Train is expected to be on-stream in the first quarter of 2006 and will cost approximately US$1.2 billion. Train 4 is designed to produce 5.2 mtpa of LNG.

The 138,200 cubic metre capacity LNG carrier, Methane Kari Elin, was launched by Samsung Heavy Industries on 28 June. BG expects to take delivery of the vessel in mid 2004.


                          TRANSMISSION AND DISTRIBUTION

  Second Quarter                                                            Half Year
 2003         2002                                                     2003          2002
 GBPm         GBPm                                                     GBPm          GBPm

  172          143           +20%           Turnover                    309           290           +7%
   31           17           +82%           Total operating profit       44            21         +110%
   17           26           -35%           Capital investment           35            40          -13%


                                 Second quarter

Volumes continued to grow strongly at Comgas, Gujarat Gas and Phoenix Natural Gas, underpinning the turnover growth of 20%.

In local currency, Comgas' profit more than trebled, mainly due to volume growth of 22% and a credit relating to regulatory approval of costs incurred in prior periods. Sterling-reported profit of GBP13 million was GBP7 million higher than in 2002, reflecting higher volumes and the GBP6 million regulatory credit offset by the adverse impact of the weaker Brazilian Real (GBP6 million).

Whilst MetroGAS continues to face a difficult economic and regulatory environment, the business benefited from a period of relative stability and exchange rate improvement and posted an operating profit of GBP7 million (2002 GBP4 million).

Capital investment in the quarter was principally on the expansion of the Comgas distribution network, financed by the operating cash flows of the business and Comgas' existing lines of credit.


                                    Half year

Total operating profit increased by GBP23 million. This reflected a GBP5 million increase in profit reported by Comgas underpinned by 19% volume growth and higher prices, despite the weaker Real. In local currency, Comgas' profit increased by 115%. MetroGAS' operating profit rose by GBP12 million with the comparative period including a one-off charge of GBP8 million in relation to doubtful debts.


                       Second quarter business highlights

Comgas' strong volume growth in the second quarter of 2003 was due mainly to the effect of the pipeline extension into the provincial area of Rio Claro. This was partly offset by reduced power demand from gas-fired power stations.

MetroGAS'  tariff  remained  unchanged but the number of  residential  customers
increased   steadily  and  there  was  increased  demand  from  the  industrial, commercial and NGV sectors reflecting a modest recovery in economic activity.


                                POWER GENERATION

      Second Quarter                                                    Half Year
      2003      2002                                                  2003      2002
      GBPm      GBPm                                                  GBPm      GBPm

        39        46       -15%     Turnover                            90       104      -13%
        29        29          -     Total operating profit              66        65       +2%
         1        15       -93%     Capital investment                   2        31      -94%


                                 Second quarter

Total operating profit for the quarter remained in line with 2002. Profit from Premier Power was GBP2 million lower reflecting a one-off credit in 2002. This was offset by an increase in BG's share of operating profit in joint ventures and associated undertakings following the start-up of the San Lorenzo power station in the fourth quarter of 2002.


                                    Half year

Half year total operating profit of GBP66 million was in line with 2002 (GBP65 million). The increased profit was mainly due to the start-up of San Lorenzo being partially offset by the one-off 2002 credit referred to above.


                       Second quarter business highlights

On 26 May, BG signed a Memorandum of Agreement with the Government of Tunisia in relation to the development of the proposed US$250 million Barca Power project in Tunisia. The proposed 500 MW CCGT plant would be built adjacent to BG's Hannibal processing site. The plant would use up to 120 mmscfd of unprocessed gas from BG's offshore interests allowing BG to increase its annual gas sales. Work continues on commercial arrangements and securing all necessary governmental authorisations.

500 MW of the new Premier Power CCGT plant is complete and entered commercial operation on 24 July. The remaining 100 MW capacity is expected to enter into full operation by the end of the third quarter. This new plant is committed to Northern Ireland Electricity (NIE) under existing agreements.

On 17 July, Premier Power signed a three year agreement with NIE for the export of 180 MW of electricity to the Republic of Ireland starting from 1 August. The agreement also make available an additional 60 MW of electricity for the Northern Ireland market from 1 August until 2012. This power will be generated from capacity at Ballylumford that was due to be withdrawn with the introduction of the new CCGT plant.


                                OTHER ACTIVITIES

Other activities principally comprise New Business development expenditure and certain corporate costs.

In the half year, other activities made a loss of GBP11 million compared to a loss in 2002 of GBP7 million. The loss in 2002 included an GBP8 million release of a corporate provision for doubtful debts.

MicroGen, a subsidiary of BG, has signed a Heads of Agreement with Centrica, under which Centrica would sell and install MicroGen microCHP appliances. A commercial pilot of the microCHP appliances is planned to take place in UK homes during the 2003/04 winter season with launch of the business targeted for late 2004.


                                     OUTLOOK

"BG continues its record of outstanding project execution. With the commencement of Atlantic LNG Trains 2 and 3, the bringing on-stream of Scarab Saffron and the start of production of Karachaganak oil for export, we are near to completing the delivery of all of the projects in our 1999 five year plan.

"We remain focused on our strategy of high growth and good returns. With good progress on Egyptian LNG Trains 1 and 2, Atlantic LNG Train 4, and Buzzard we are close to commercialising all the key projects underpinning our 2006 targets."

                                                            Sir Richard Giordano
                                                                    28 July 2003



                                  LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2003 and 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2002. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.



                            SUPPLEMENTARY INFORMATION


                                   Definitions

          In these results:
          bcf      billion cubic feet
          bcfd     billion cubic feet per day
          bcmpa    billion cubic metre per annum
          boe      barrels of oil equivalent
          boepd    barrels of oil equivalent per day
          bopd     barrels of oil per day
          CCGT     combined cycle gas turbine
          DCQ      daily contracted quantity
          DTI      Department of Trade and Industry
          E&P      Exploration and Production
          EPC      engineering, procurement and construction
          EPIC     engineering, procurement, installation and commissioning
          FEED     front end engineering design
          GW       gigawatt
          LNG      Liquefied Natural Gas
          m        million
          mmboe    million barrels of oil equivalent
          mmcfd    million cubic feet per day
          mmcmd    million cubic metres per day
          mmscfd   million standard cubic feet per day
          mmscm    million standard cubic metres
          mmscmd   million standard cubic metres per day
          mtpa     million tonnes per annum
          MW       megawatt
          ROACE    return on average capital employed
          T&D      Transmission and Distribution
          PSA      production sharing agreement
          UKCS     United Kingdom Continental Shelf




                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                 SECOND QUARTER

                                             2003                                 2002
                               Total     Excep-tional       Busi-     Total   Excep-tional     Busi-
                                                items        ness                    items      ness
                                                          perfor-                            perfor-
                                                            mance                              mance
                         Notes  GBPm             GBPm        GBPm      GBPm           GBPm      GBPm
Turnover                 3       891                -         891       660              -       660
Operating costs                 (642)               -        (642)     (483)             -      (483)
                               ----------------------------------     --------------------------------
Group operating profit   3       249                -         249       177              -       177
Share of operating                50                -          50        39              -        39
profits less
   losses in joint
ventures and
associated undertakings
                               ----------------------------------     --------------------------------
Total operating profit   3       299                -         299       216              -       216
Profit/(loss) on                   6                6           -        (7)            (7)        -
disposal of
   fixed assets
                               ----------------------------------     --------------------------------
Profit on ordinary               305                6         299       209             (7)      216
activities
Net interest             4       (20)               -         (20)      (19)             -       (19)
                               ----------------------------------     --------------------------------
Profit on ordinary               285                6         279       190             (7)      197
activities before
taxation
Tax on profit on         5      (112)               -        (112)     (140)             -      (140)
ordinary
   activities
                               ----------------------------------     --------------------------------
Profit on ordinary               173                6         167        50             (7)       57
activities after
taxation
Minority shareholders'            (7)               -          (7)       (2)             -        (2)
interest
                               ----------------------------------     --------------------------------
Earnings                         166                6         160        48             (7)       55
                               ----------------------------------     --------------------------------
Earnings per ordinary    6      4.7p             0.2p        4.5p      1.4p          (0.2) p    1.6p
share (i)


i) There is no difference between basic and diluted earnings per ordinary share.



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                    HALF YEAR

                                               2003                               2002
                                Total      Excep-tional       Busi-   Total   Excep-tional      Busi-
                                                  items        ness                  items       ness
                                                            perfor-                           perfor-
                                                              mance                             mance
                         Notes   GBPm              GBPm        GBPm    GBPm           GBPm       GBPm

Turnover                 3      1,669                 -       1,669   1,294              -      1,294
Operating costs                (1,149)                -      (1,149)   (932)             -       (932)
                               --------------------------------------   -------------------------------
Group operating profit   3        520                 -         520     362              -        362
Share of operating                 97                 -          97      74              -         74
profits less    losses
in joint ventures and
 associated undertakings
                               --------------------------------------   -------------------------------
Total operating profit   3        617                 -         617     436              -        436
Profit/(loss) on                    6                 6           -     (10)           (10)         -
disposal of
   fixed assets
                               --------------------------------------   -------------------------------
Profit on ordinary                623                 6         617     426            (10)       436
activities
Net interest             4        (42)                -         (42)    (39)             -        (39)
                               --------------------------------------   -------------------------------
Profit on ordinary                581                 6         575     387            (10)       397
activities before
taxation
Tax on profit on         5       (230)                -        (230)   (209)             -       (209)
ordinary
   activities
                               --------------------------------------   -------------------------------
Profit on ordinary                351                 6         345     178            (10)       188
activities after
taxation
Minority shareholders'             (6)                -          (6)      -              -          -
interest
                               --------------------------------------   -------------------------------
Earnings                          345                 6         339     178            (10)       188
                               --------------------------------------   -------------------------------
Earnings per ordinary    6       9.8p              0.2p        9.6p    5.1p          (0.2)p      5.3p
share (i)


i) There is no difference between basic and diluted earnings per ordinary share.




                         CONSOLIDATED STATEMENT OF TOTAL
                           RECOGNISED GAINS AND LOSSES
                                    HALF YEAR

                                                        2003                                                  2002
                                                        GBPm                                                  GBPm
Earnings                                                 345                                                   178

Currency translation adjustments (i)                      47                                                  (215)
-------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses                        392                                                   (37)
-------------------------------------------------------------------------------------------------------------------


i) The movement in 2003 includes the retranslation of the Group's net investments in Comgas GBP55 million (2002 GBP(102) million) and MetroGAS GBP20 million (2002 GBP(77) million).


                           CONSOLIDATED BALANCE SHEET

                                                                    As at
                                                     30 Jun                       31 Dec
                                                       2003                         2002
                                                       GBPm                         GBPm
 Fixed assets:
  Intangible assets                                     895                          812
  Tangible assets                                     4,250                        4,102
  Investments                                           809                          742
                                                  ------------                 ------------
                                                      5,954                        5,656
Current assets:
  Stocks                                                150                          105
  Debtors: amounts falling due within one year          811                          661
  Debtors: amounts falling due after one year           102                           93
  Investments                                            57                          127
  Cash at bank and in hand                              178                          141
                                                  ------------                 ------------
                                                      1,298                        1,127
Creditors: amounts falling due within one year:
  Borrowings                                           (646)                        (580)
  Other creditors                                    (1,050)                        (999)
                                                  ------------                 ------------
                                                     (1,696)                      (1,579)
-------------------------------------------------------------------------------------------
Net current liabilities                                (398)                        (452)
-------------------------------------------------------------------------------------------
Total assets less current liabilities                 5,556                        5,204

Creditors: amounts falling due after more than
one year:
  Borrowings                                           (627)                        (690)
  Other creditors                                      (178)                        (190)
                                                  ------------                 ------------
                                                       (805)                        (880)

Provisions for liabilities and charges               (1,030)                        (976)
-------------------------------------------------------------------------------------------
                                                      3,721                        3,348
-------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
BG shareholders' funds                                3,661                        3,324
Minority shareholders' interest                          60                           24
-------------------------------------------------------------------------------------------
                                                      3,721                        3,348
-------------------------------------------------------------------------------------------



                       MOVEMENT IN BG SHAREHOLDERS' FUNDS

            Second Quarter                                                                Half Year
   2003         2002                                                                   2003       2002
   GBPm         GBPm                                                                   GBPm       GBPm
    166           48                       Profit for the financial period              345        178
      1            2                       Issue of shares                                1          3
    (56)         (55)                      Dividend                                     (56)       (55)
      -         (153)                      Currency translation adjustments              47       (215)
--------------------------------------------------------------------------------------------------------
    111         (158)                      Net movement in BG shareholders' funds       337        (89)
                                           for the financial period

  3,550        3,475                       BG shareholders' funds at the beginning    3,324      3,406
                                           of the period:
--------------------------------------------------------------------------------------------------------

  3,661        3,317                       BG shareholders' funds as at 30 June       3,661      3,317

--------------------------------------------------------------------------------------------------------



                        CONSOLIDATED CASH FLOW STATEMENT

    Second                                                                                  Half
    Quarter                                                                                 Year
 2003    2002                                                                            2003   2002
 GBPm    GBPm                                                                            GBPm   GBPm

  299     216     Total operating profit                                                  617    436
  (50)    (39)    Less: share of operating profit in joint ventures and associated        (97)   (74)
                  undertakings
------------------------------------------------------------------------------------------------------
  249     177     Group operating profit                                                  520    362
  105     103     Depreciation and amortisation                                           201    202
   17       1     Provisions and other non-cash flow items                                 22      -
  (84)    (69)    Working capital                                                         (99)  (124)
------------------------------------------------------------------------------------------------------
  287     212     Net cash flow from operating activities                                 644    440

   25      31     Dividends from joint ventures and associated undertakings                35     31

  (14)     (2)    Returns on investments and servicing of finance (i)                     (16)    (9)

 (111)    (57)    Tax paid                                                               (174)  (104)

 (291)   (381)    Capital expenditure and investment (ii) (iii)                          (520)  (807)

    5       2     Proceeds from sales of assets (iv)                                        8      5

  (55)   (52)     Equity dividends paid                                                   (55)   (52)

  136      11     Management of liquid resources                                           72    283
------------------------------------------------------------------------------------------------------
  (18)   (236)    Net cash flow before financing                                           (6)  (213)

    1       2     Changes in share capital                                                  1      3
    -       1     Shares issued to minority interests                                       2      3
    6     307     Net movement in gross borrowings                                         35    252
 -----   -----                                                                            ----   ----
    7     310     Net cash flow from financing activities                                  38    258
------------------------------------------------------------------------------------------------------
  (11)     74     NET MOVEMENT IN CASH                                                     32     45
  191      62     Opening cash                                                            141     92
   (2)      2     Changing values of currency                                               5      1
------------------------------------------------------------------------------------------------------
  178     138     CLOSING CASH                                                            178    138
------------------------------------------------------------------------------------------------------

i) Includes capitalised interest for the second quarter of GBP6 million (2002 GBP3 million) and for the half year of GBP11 million (2002 GBP6 million).

ii)  Includes loans to joint ventures and associated undertakings.

iii) In 2002 half year, includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.

iv)  Includes repayment of loans by joint ventures and associated undertakings.



                         RECONCILIATION OF NET BORROWING
                                    HALF YEAR

                                                                                                              GBPm
Net borrowings as at 1 January 2003                                                                         (1,002)
Net increase in cash in the period                                                                              32
Cash inflow from the management of liquid resources                                                            (72)
Cash inflow from change in gross borrowings                                                                    (35)
Foreign exchange                                                                                                39
-----------------------------------------------------------------------------------------------------------------------
Net borrowings as at 30 June 2003                                                                           (1,038)
-----------------------------------------------------------------------------------------------------------------------


Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP395 million (1 January 2003 GBP386 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 21.8% (1 January 2003 23.0%).

As at 30 June 2003, BG's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP680 million, including BG shareholder loans of approximately GBP330 million. These net borrowings are included in BG's share of the net assets in joint ventures and associated undertakings which are consolidated in BG's accounts.



                         LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 30 June 2003, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited (BGEH) (as borrower and as guarantor of the borrowings of certain wholly-owned subsidiary undertakings), and MetroGAS, Gas Argentino, Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a US$1.0 billion US Commercial Paper Programme, which was unutilised, and a US$1.0 billion Eurocommercial Paper Programme, of which US$834 million was unutilised. BGEH also had a US$2.0 billion Euro Medium Term Note Programme, of which US$1.204 billion was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of US$1.072 billion, of which US$552 million matures in 2003 and US$520 million matures in 2005. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP583 million, of which GBP476 million was unutilised.

MetroGAS announced in 2002 that it had suspended payments of principal and interest on financial indebtedness of US$419 million. Gas Argentino also suspended debt service on borrowings of US$70 million. MetroGAS and Gas Argentino are currently developing a comprehensive plan to restructure all their financial obligations. All the borrowings of MetroGAS and Gas Argentino are non-recourse to BG and management has no plans to provide financial support to these subsidiaries.

Comgas had committed borrowing facilities of Brazilian Reals (BRL) 606 million, of which BRL 148 million was unutilised, and uncommitted borrowing facilities of BRL 775 million, of which BRL 577 million was unutilised.

Gujarat Gas had uncommitted borrowing facilities of Indian Rupee (INR) 1.20 billion, of which INR 705 million was unutilised.



Independent review report to BG Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, statement of total recognised gains and losses, balance sheet, movement in shareholders' funds, cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
28 July 2003



Notes:

(a) The maintenance and integrity of the BG Group's website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)  Legislation  in  the  United   Kingdom   governing  the   preparation   and
     dissemination of financial information may differ from legislation in other jurisdictions.


Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2002, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.


2. Exceptional items

Second Quarter                                                                Half Year
2003   2002                                                              2003           2002
GBPm   GBPm                                                              GBPm           GBPm
   6     (7)              Profit/(loss) on disposal of fixed assets         6            (10)
----------------------------------------------------------------------------------------------
   6     (7)              Impact on profit before tax                       6            (10)
----------------------------------------------------------------------------------------------
   6     (7)              Impact on earnings                                6            (10)
----------------------------------------------------------------------------------------------


2003 second quarter: Disposal of investment
BG disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A, realising a GBP6 million profit.

2002 second quarter: Disposal of investment
BG disposed of its 100% investment in Iqara EcoFuels Limited, realising a GBP7 million loss.


3. Segmental analysis

            Second Quarter                        Turnover excluding share of         Half Year
                                                  joint ventures
     2003                   2002                                                   2003       2002
     GBPm                   GBPm                                                   GBPm       GBPm
      423                    389                  Exploration and Production        881        760
      264                     86                  Liquefied Natural Gas             397        125
      172                    143                  Transmission and                  309        290
                                                  Distribution
       39                     46                  Power Generation                   90        104
        -                     14                  Other activites                     -         40
       (7)                   (18)                 Less: intra-group sales            (8)       (25)
------------------------------------------------------------------------------------------------------
      891                    660                                                  1,669      1,294
------------------------------------------------------------------------------------------------------


                                            Share of operating profit in       Total operating
                          Group operating   joint ventures and associated      profit/(loss)
                          profit/(loss)     undertakings
Second Quarter           2003      2002            2003     2002              2003       2002
                         GBPm      GBPm            GBPm     GBPm              GBPm       GBPm
Exploration and           223       178               -        -               223        178
Production
Liquefied Natural Gas       7        (7)             14        7                21          -
Transmission and           21         8              10        9                31         17
Distribution
Power Generation            3         6              26       23                29         29
Other activities           (5)       (8)             -        -                (5)        (8)
---------------------------------------------------------------------------------------------------------
                          249       177              50       39               299        216
---------------------------------------------------------------------------------------------------------
Half Year

Exploration and           487       353               -        -               487        353
Production
Liquefied Natural Gas       3        (9)             28       13                31          4
Transmission and           24         5              20       16                44         21
Distribution
Power Generation           17        20              49       45                66         65
Other activities          (11)       (7)              -        -               (11)        (7)
---------------------------------------------------------------------------------------------------------
                          520       362              97       74               617        436
---------------------------------------------------------------------------------------------------------


BG's share of turnover and operating profit in joint ventures for the second quarter was GBP62 million (2002 GBP44 million) and GBP24 million (2002 GBP20 million) respectively; and for the half year was GBP116 million (2002 GBP89 million) and GBP45 million (2002 GBP39 million) respectively.


4. Net interest

    Second Quarter                                                                      Half Year
 2003            2002                                                               2003         2002
 GBPm            GBPm                                                               GBPm         GBPm
  (11)             (7)             Net interest payable on net borrowings            (24)         (17)
    6               3              Interest capitalised                               11            6
-------------------------------------------------------------------------------------------------------
   (5)             (4)                                                               (13)         (11)

   (3)             (3)             Unwinding of discount on provisions (i)            (6)          (6)
   (2)             (2)             Unwinding of discount on deferred income           (4)          (4)
-------------------------------------------------------------------------------------------------------
  (10)             (9)             Net interest:    Group                            (23)         (21)
   (7)             (7)                              Joint ventures                   (13)         (13)
   (3)             (3)                              Associated undertakings           (6)          (5)
-------------------------------------------------------------------------------------------------------
  (20)            (19)             Total net interest                                (42)         (39)
-------------------------------------------------------------------------------------------------------

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.


5. Taxation - half year

The taxation charge for the period before exceptional items was GBP230 million (2002 GBP209 million), representing an effective tax rate of 40% and the taxation charge including exceptional items was GBP230 million (2002 GBP209 million), representing an effective tax rate of 40%.

The 2002 charge incorporated the rate changes enacted in the Finance Act 2002, which included a GBP51 million charge relating to opening UK deferred tax balances. On a comparable basis, the 2002 effective tax rate was 40%.


6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items

               Second Quarter                                                   Half Year
          2003               2002                                        2003                2002
-------------------------------------------------------------------------------------------------------
GBPm        Pence         GBPm Pence                                  GBPm      Pence   GBPm Pence
              per                per                                              per          per
            share              share                                            share        share
 166          4.7           48   1.4         Earnings                  345        9.8    178   5.1
  (6)        (0.2)           7   0.2         (Profit)/loss on           (6)      (0.2)   10   0.2
                                             disposals
-------------------------------------------------------------------------------------------------------
 160          4.5           55   1.6         Earnings -                339        9.6    188   5.3
                                             excluding
                                             exceptional items
-------------------------------------------------------------------------------------------------------

Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items


               Second Quarter                                                   Half Year
          2003               2002                                        2003                2002
-------------------------------------------------------------------------------------------------------
GBPm        Pence         GBPm Pence                                  GBPm      Pence   GBPm Pence
              per                per                                              per          per
            share              share                                            share        share
 166          4.7           48   1.4         Earnings                  345        9.8    178   5.1
   7          0.2            2   0.1         Minority interest           6        0.2      -     -
 112          3.2          140   3.9         Tax                       230        6.5    209   5.9
  20          0.6           19   0.5         Interest                   42        1.2     39   1.1
 105          3.0          103   2.9         Depreciation and          201        5.7    202   5.7
                                             amortisation
-------------------------------------------------------------------------------------------------------
 410         11.7          312   8.8         EBITDA - including        824       23.4    628  17.8
                                             exceptional items

  (6)        (0.2)           7   0.2         (Profit)/loss on           (6)      (0.2)   10   0.2
                                             disposals
-------------------------------------------------------------------------------------------------------
 404         11.5          319   9.0         EBITDA - excluding        818       23.2    638  18.0
                                             exceptional items
-------------------------------------------------------------------------------------------------------


Earnings per share calculations in 2003 are based on shares in issue of 3,527 million.

There is no difference between the figures presented above and diluted earnings per share.


7. Capital expenditure by region

           Second Quarter                                                        Half Year
          2003        2002                                                   2003         2002
          GBPm        GBPm                                                   GBPm         GBPm

            43         116    UK                                               81          186
            75         154    Kazakhstan                                      150          231
            81          61    Mediterranean Basin                             147          110
            38          24    Trinidad and Tobago                              65           50
             1           7    India                                             5          261
            19          19    Southern Cone of South America                   33           31
            10           1    Other                                            15           20
----------------------------------------------------------------------------------------------
           267         382                                                    496          889
----------------------------------------------------------------------------------------------

8. Quarterly information: earnings and earnings per share

                                                  2003         2002         2003         2002
                                                  GBPm         GBPm        pence        pence
First quarter
   - including exceptional items                   179          130          5.1          3.7
   - excluding exceptional items                   179          133          5.1          3.8
Second quarter
   - including exceptional items                   166           48          4.7          1.4
   - excluding exceptional items                   160           55          4.5          1.6
Third quarter
   - including exceptional items                                106                       3.0
   - excluding exceptional items                                106                       3.0
Fourth quarter
   - including exceptional items                                126                       3.6
   - excluding exceptional items                                130                       3.7
---------------------------------------------------------------------------------------------
Full year
   - basic                                                      410                      11.6
   - excluding exceptional items                                424                      12.0
---------------------------------------------------------------------------------------------


Supplementary information: Exploration and Production - operating and financial data

    Second Quarter                                                                     Half Year
    2003       2002                                                                   2003      2002
                             Production volumes (mmboe)
     5.5        5.9    -7%       - oil                                                11.6      11.0    +5%
     4.6        5.0    -8%       - liquids                                             9.4       9.8    +4%
    29.0       23.7   +22%       - gas                                                55.3      46.1   +20%
  -------    -------                                                                -------   -------
    39.1       34.6   +13%       - total                                              76.3      66.9   +14%
  -------    -------                                                                -------   -------

GBP15.95)  GBP17.17)   -7%   Average realised oil price per barrel                GBP18.28) GBP16.09)  +14%
 ($25.58    ($24.64    +4%                                                         ($29.35   ($23.15   +27%

 GBP7.45)   GBP8.08)   -8%   Average realised liquids price per barrel             GBP8.62)  GBP7.15)  +21%
 ($11.95    ($11.59    +3%                                                         ($13.84   ($10.30   +34%

  16.02p     15.53p    +3%   Average realised UK gas price per produced therm       16.70p    16.89p    -1%

  13.87p     12.12p   +14%   Average realised International gas price per produced  13.41p    12.35p    +9%
                             therm

  14.86p     13.86p    +7%   Average realised gas price per produced therm          15.03p    14.75p    +2%

 GBP0.92)   GBP0.99)   -7%   Lifting costs per boe                                 GBP0.96)  GBP0.98)   -2%
  ($1.48     ($1.42    +4%                                                          ($1.54    ($1.42    +8%

 GBP1.85)   GBP2.08)  -11%   Operating expenditure per boe                         GBP1.87)  GBP2.03)   -8%
  ($2.97     ($2.99    -1%                                                          ($3.00    ($2.93    +2%

     122        176   -31%   Development expenditure (GBPm)                            238       336   -29%

                             Gross exploration
                             expenditure (GBPm)
      48        144   -67%       - capitalised expenditure                              96       191   -50%
       4         13   -69%       - other expenditure                                    16        30   -47%
  -------    -------                                                                -------   -------
      52        157   -67%       - gross expenditure                                   112       221   -49%
  -------    -------                                                                -------   -------


BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, assuming a normal volume mix, a US$1.00 movement in the Brent price would have an impact on operating profit in 2003 of approximately GBP30 million.

BG's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of revenues and costs. Management estimates that for 2003 a 10 US cent movement in the US$/UKGBP exchange rate would have an impact on operating profit of GBP40 million to GBP50 million.



Supplementary information for North American investors (unaudited)

The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the United Kingdom (UK
GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP). The adjustments necessary to restate net income for the periods and shareholders' funds in accordance with US GAAP are shown in the tables set out below. Details of these differences are given in BG's statutory accounts for the year ended December 31, 2002.


EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK AND US GAAP

                                                                   Half Year
                                                       2003                        2002
                                                       GBPm                        GBPm
Net income (UK GAAP)                                    345                         178

US GAAP adjustments:
  Pension costs                                          (8)                         (7)
  Goodwill                                                8                          14
  Impairment of goodwill                                  -                         (16)
  Commodity contracts                                   (78)                         (5)
  Currency and interest rate derivative                  40                          48
  instruments
  Currency translation adjustments                       30                         (73)
  Taxes                                                  17                          96
------------------------------------------------------------------------------------------
Net income (US GAAP)                                    354                         235

Currency translation adjustments                        (31)                       (180)
------------------------------------------------------------------------------------------
Other comprehensive income                              323                          55
------------------------------------------------------------------------------------------
Earnings per ADS (US GAAP)                          GBP0.50                     GBP0.33


EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP

                                                                     As at
                                                                   June 30
                                                       2003                          2002
                                                       GBPm                          GBPm
BG shareholders' funds (UK GAAP)                      3,661                         3,317

US GAAP adjustments:
  Pension costs                                          24                            44
  Goodwill                                               89                            74
  Commodity contracts                                  (177)                          (66)
  Currency and interest rate derivative                 (14)                           17
  instruments
  Taxes                                                  98                           133
  Own shares                                            (10)                          (15)
  Dividend                                               56                            55
--------------------------------------------------------------------------------------------
BG shareholders' funds (US GAAP)                      3,727                         3,559
--------------------------------------------------------------------------------------------


Adoption of new Accounting Standard

On January 1, 2003, BG adopted Financial Accounting Standard (FAS) 143, 'Accounting for Asset Retirement Obligations'. The standard requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred, if capable of estimation, concurrent with an increase in the related asset's carrying value. The increase in this value is then amortised over its useful life. The adoption of FAS 143 has not resulted in a material difference in either net income or shareholders' funds between UK GAAP and US GAAP.


Enquiries

Enquiries relating to BG's results, business and financial   General enquiries about shareholder
position should be made to:                                  matters should be made to:
Investor Relations Department                                Lloyds TSB Registrars
BG Group plc                                                 The Causeway
100 Thames Valley Park Drive                                 Worthing
Reading                                                      West Sussex
Berkshire                                                    BN99 6DA
RG6 1PT
Tel: 0118 929 3025                                           Tel: 0870 600 3951
e-mail: invrel@bg-group.com


Financial Calendar

Ex-dividend date for 2003 interim dividend                   6 August 2003
Record date for 2003 interim dividend                        8 August 2003
Payment of 2003 interim dividend:
   Shareholders                                              12 September 2003
   American depositary receipt holders                       22 September 2003
Announcement of 2003 third quarter results                   6 November 2003
LNG strategy presentation                                    13 November 2003



BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading  RG6 1PT
Registered in England No. 3690065





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 July 2003                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary